UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010
OR
       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-06217
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTEL CORPORATION 401(k) SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
INTEL CORPORATION
2200 MISSION COLLEGE BOULEVARD
SANTA CLARA, CALIFORNIA, 95054-1549

INTEL CORPORATION 401(k) SAVINGS PLAN
Financial Statements and Supplemental Schedule
As of December 31, 2010 and 2009, and for the Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm
Retirement Plans Administrative Committee
Intel Corporation 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of Intel Corporation 401(k) Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young, LLP
San Jose, California
June 16, 2011

Intel Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2010	2009

Assets
Value of interest in master trust investment accounts, at fair value	$962,179,342	$777,079,961
Investments, at fair value	3,899,665,674	3,263,121,127

Receivables:
Notes receivable from participants	67,013,527	59,863,342
Interest and dividends receivable	77	3,271
Receivable from brokers for securities sold	1,462,072	367,862
Employee contributions receivable	—	6,438,988

Total receivables	68,475,676	66,673,463

Total assets, at fair value	4,930,320,692	4,106,874,551

Liabilities
Other accrued liabilities	3,267,904	6,079,784

Total liabilities	3,267,904	6,079,784

Net assets available for benefits	4,927,052,788	4,100,794,767

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	(3,955,738)	(2,282,924)

Net assets available for benefits	$4,923,097,050	$4,098,511,843

See accompanying notes.

Intel Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions to/(deductions from) net assets attributed to:
Employee contributions	$400,636,255
Interest and dividend income	90,466,000
Net investment income from participation in master trust investment accounts	94,713,441
Net realized and unrealized appreciation in fair value of investments	408,723,500
Benefits paid to participants and participant withdrawals	(168,936,239)
Administrative fees	(578,198)
Transfers to other plan	(439,552)

Net increase	824,585,207

Net assets available for benefits:
Beginning of year	4,098,511,843

End of year	$4,923,097,050

See accompanying notes.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010
1. Description of the Plan
The following description of the Intel Corporation 401(k) Savings Plan (the Plan), provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions. The plan document contains the definitive legal provisions governing the Plan.
General
The Plan is a defined contribution plan covering all eligible U.S. employees of Intel Corporation (the company). Eligible employees may participate in the Plan at any time on or after their date of hire. All employees who become eligible to participate are automatically enrolled in the Plan unless they make an affirmative election not to participate. Participants who are automatically enrolled initially have 3% of their compensation withheld and deposited in the appropriate LifeStage Fund, which invests in varying percentages of equity securities and fixed-income debt instruments based on the participants’ age.
The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Trustee
Effective January 1, 2010, State Street Bank and Trust Company (State Street) became the trustee for the Plan, the Intel Corporation Retirement Plans Master Trust (the Master Trust) and held all investments of the Plan and the Master Trust directly or through a subtrust for which Fidelity Management Trust Company is subtrustee. For 2009, the Bank of New York Mellon, N.A. (Mellon) was the Plan’s trustee, and Master Trust’s trustee.
Administration of the Plan
The company’s Finance Committee appoints the members of the Retirement Plans Administrative Committee (RPAC) and the Investment Policy Committee (IPC). RPAC is the fiduciary responsible for the general operation and administration of the Plan. The IPC is the fiduciary responsible for the management and control of Plan assets. The company is the plan sponsor, as defined by ERISA. Fidelity Investments Institutional Operations Company is the Plan’s record keeper.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Contributions and Participant Accounts
Participant Contributions
Participants may make pre-tax contributions, after-tax Roth 401(k) contributions, or a combination of both, up to 50% of their annual compensation, provided the amounts do not exceed the annual Internal Revenue Service (IRS) limits. Contributions are withheld by the company from each participant’s compensation and deposited in accordance with the participant’s directives. Participants who are 50 years of age or older by the end of a particular plan year and have contributed the maximum amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation as catch-up contributions, up to the annual IRS limit. Participants can elect to invest in any combination of the available investment options offered under the Plan; however, participants may not elect to invest more than 20% of their account in the Intel Stock Fund. Participants may change their investment elections daily.
Participant Accounts
Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:
•	Bi-weekly or semimonthly for participant contributions.

•	Daily for a pro rata share of investment income or losses on the Plan’s investments based on the ratio that each participant’s account bears to the total of all such accounts.
Employee Stock Ownership Plan
Under the terms of the Plan, the Intel Stock Fund is an employee stock ownership plan (ESOP) in accordance with Code section 4975(e)(7). Participants have the option to receive dividends on their shares of stock held in the Intel Stock Fund distributed in cash or reinvested within the Intel Stock Fund.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants are immediately 100% vested with respect to their contributions and related earnings.
Payment of Benefits
Participants are eligible for a distribution of Plan benefits upon termination of service, whether by disability, retirement, death or leaving the company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from their Plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary, may elect to have benefits paid in a single lump-sum distribution or monthly annuity payments, or may request that the Plan make a direct transfer to another eligible retirement plan.
Participants who elect monthly annuity payments will have the balance of their accounts transferred to the Intel Corporation Defined Benefit Pension Plan (Intel Pension Plan). An annuity is paid to those participants based on the value of their Plan accounts in accordance with the terms of the two plans. There were transfers under this option of $439,552 for the year ended December 31, 2010.
Notes Receivable From Participants
Active participants are permitted to obtain loans of up to 50% of their vested account balances in the Plan up to a maximum of $50,000 when combined with all other loans from this Plan and the Intel Corporation Profit Sharing Retirement Plan (Intel Contribution Plan). No more than two loans may be outstanding at any time. Participants’ account balances secure their loans. The interest rate on these loans is based on the prime rate plus 1% as reported by Reuters on the last business day of each month. Loan provisions are established by the RPAC and administered by the record keeper.
Participants may choose to obtain loans from either this Plan or the Intel Contribution Plan. Repayments of loans are transferred to the participants’ Plan and Intel Contribution Plan accounts in the ratio in which their accounts provided funding for the loan. Participant loans are classified as notes receivable from participants on the statements of net assets available for benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. The interest earned on these loans is included with interest and dividend income on the statement of changes in net assets available for benefits.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Administrative Expenses
A portion of the expenses for administration of the Plan is paid from asset-based credits received from certain mutual funds or directly by the Plan. Any remaining administrative expenses are paid by the company.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).
Investment Valuation
A portion of the investments of the Plan is held in the Master Trust, which consists of the assets of the Plan, the Intel Contribution Plan, and the Intel Pension Plan. The Master Trust includes multiple master trust investment accounts, in which different combinations of the above-mentioned plans invest. Each participating plan shares in the assets and earnings of the master trust investment accounts based on its respective interest in each master trust investment account. See Note 3: Master Trust Investment Accounts for the detail of the investments held and investment income of the master trust investment accounts. The investments and activities of each master trust investment account are specified; however, not all of the master trust investment accounts will engage in all of the investments or activities described. In 2010 and 2009, the Plan, along with the Intel Contribution Plan and the Intel Pension Plan, participated in the U.S. Large Cap Stock Fund, the International Stock Fund, the Global Bond Fund, and the U.S. Small Cap Stock Fund. In 2010 and 2009, the Plan and the Intel Contribution Plan participated in the Stable Value Fund and the Alternative Investments Fund. Beginning in 2010, changes in the investment strategy of the LifeStage Funds required the split-out of three additional master trust investment accounts separate from the original Alternative Investments Fund. The three additional master trust investment accounts are the Absolute Return Fund, the Commodities Fund and the Long/Short Fund. As a result, the Plan and the Intel Contribution Plan also participated in these three additional master trust investment accounts during 2010.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
The Plan, either directly or through investment in master trust investment accounts, holds investments in registered mutual funds, common collective trust funds, equity securities, exchange traded funds, fixed-income debt instruments, derivative financial instruments, marketable limited partnerships or corporations, and nonmarketable limited partnerships, all of which are stated at fair value as of the last day of the plan year. The fair value for securities traded on a national securities exchange or over-the-counter market is determined using the last reported sales price as of the valuation date. Registered mutual funds are valued at quoted market prices that represent the net asset values of shares held at year-end. Participation units in common collective trust funds are stated at their unit price based on the fair values of underlying assets in the common collective trust funds on the last business day of the plan year. Marketable limited partnerships and corporations are valued at their unit price based on the fair value of underlying assets in the partnership or corporation. Nonmarketable limited partnerships are valued at their unit price, or equivalent, based on the fair value of underlying assets in the partnership.
The Global Bond Fund may engage in repurchase agreement transactions. Under the terms of a repurchase agreement, the Global Bond Fund takes possession of an underlying fixed-income debt instrument (collateral) subject to an obligation of the seller to repurchase, and the Global Bond Fund to resell, the fixed-income debt instrument at an agreed-upon price and date in the future. Fixed-income debt instruments purchased under repurchase agreements are reflected as assets and the obligations to resell as liabilities. The market value of the collateral must be equal to or exceed the total amount of the repurchase obligations, including interest. Generally, in the event of counterparty default, the Global Bond Fund has the right to use the collateral to offset losses incurred.
The Global Bond Fund may purchase or sell securities on a delayed delivery or when-issued basis. These transactions involve a commitment by the Global Bond Fund to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond the customary settlement period. When purchasing a security, the Global Bond Fund assumes the rights and risks of ownership of the security, including the risk of price and yield fluctuations. The Global Bond Fund may dispose of, or renegotiate, delivery of the security after entering into the transaction and may sell the security before it is delivered, which may result in a realized gain or loss. When the Global Bond Fund has sold a security on a delayed delivery basis, the Global Bond Fund does not participate in future gains and losses with respect to the security.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
The Global Bond Fund may enter into short sales transactions. A short sale is a transaction in which the Global Bond Fund sells securities it borrows in anticipation of a decline in the market price of the securities, and subsequently repurchases the securities. Securities sold in short sales transactions are reflected as a liability. The Global Bond Fund is obligated to deliver securities at the market price at the date the short position is closed. Possible losses from short sales may be unlimited, whereas losses from purchases cannot exceed the total amount invested.
Within the Stable Value Fund, traditional Guaranteed Investment Contracts (GICs) and Variable Synthetic (VS) GICs are stated at fair value, computed using discounted cash flows. Wrap contracts related to Fixed Maturity Synthetic (FMS) GICs and Constant Duration Synthetic (CDS) GICs also held in the Stable Value Fund are stated at fair value based on a replacement cost determined by Standish Mellon Asset Management (Standish), the Stable Value Fund’s investment manager. The Stable Value Fund is allocated to the Plan and the Intel Contribution Plan based on each plan’s proportionate share of the underlying assets.
Investment contracts held by a defined contribution plan are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the cost plus contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. The statements of net assets available for benefits present the fair value of the investment in the Stable Value Fund as well as the adjustment from fair value to contract value for the Plan’s proportionate share of fully benefit-responsive investment contracts within the Stable Value Fund. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Income Recognition
Net investment income includes the gain/(loss) realized on the sale of securities and unrealized appreciation/(depreciation) in the fair value of investments. Unrealized appreciation/(depreciation) is calculated as the difference between the fair value of investments at the beginning and the end of the year for investments held the entire year, and the difference between the purchase price and the fair value of investments at the end of the year for investments acquired during the year.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investment transactions are recognized as of their trade dates. Interest is accrued daily; dividends are accrued on the ex-dividend date.
Benefit Payments
Benefits are recorded when paid.
Contributions
Participant contributions are accrued when the participants’ salary deferrals are withheld.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from management’s estimates.
Reclassification
Certain 2009 financial statement captions have been reclassified to conform to the current year’s presentation.
Accounting Changes
2010
In 2010, the Plan adopted new standards that require additional fair value disclosures. These amended standards require disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers. These new standards did not have a significant impact on the Plan’s financial statements. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in 2011. The adoption of this aspect of the standard is not expected to have a significant impact on the Plan’s financial statements.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
In 2010, the Plan adopted new standards that clarify the classification and measurement of participant loans by defined contribution plans. The new standards require that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The Plan adopted these new standards in 2010 and has reclassified participant loans of $59,863,342 for the year ended December 31, 2009, from investments to notes receivable from participants. Net assets available for benefits were not affected by the adoption of the new standards.
2009
In 2009, the Plan adopted standards that provide guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability have significantly decreased. These standards also provide guidance on identifying circumstances that indicate a transaction is not orderly. In addition, the Plan is required to disclose the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. The adoption of these new standards did not have a significant impact on the Plan’s financial statements.
In 2009, the Plan adopted amended standards for fair value measurements and disclosures. These amended standards clarified that as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share for which fair value is not readily determinable, could measure the fair value of these investments on the basis of net asset value per share without adjustment. The adoption of these amended standards did not have a significant impact on the Plan’s financial statements. For further discussion of the Plan’s fair value measurements, see Note 4: Fair Value.
Recent Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board issued new standards to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in previously issued guidance. In addition, these new standards require additional fair value disclosures. These new standards are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of these new standards will have on the Plan’s financial statements.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Master Trust Investment Accounts
A substantial majority of the Plan’s investments are included in “Investments, at fair value” in the statements of net assets available for benefits. A smaller portion of the Plan’s investments are in master trust investment accounts.
The value of the Plan’s interest in the master trust investment accounts included in the statements of net assets available for benefits represents the following percentages of the net assets available for benefits of the asset class master trust investment accounts:

	December 31
	2010	2009
U.S. Large Cap Stock Fund	27.5%	28.9%
International Stock Fund	17.0%	14.8%
Global Bond Fund	5.8%	5.9%
U.S. Small Cap Stock Fund	25.2%	21.6%
Stable Value Fund	68.4%	72.0%
Alternative Investments Fund	0.1%	0.1%
Absolute Return Fund	5.6%	*
Commodities Fund	8.0%	*
Long/Short Fund	9.9%	*

*	These master trust investment accounts did not exist at December 31, 2009.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Master Trust Investment Accounts (continued)
The following table presents the net assets available for benefits of the nine master trust investment accounts as of December 31, 2010:

						Alternative
	U.S. Large Cap	International	Global	U.S. Small Cap	Stable	Investments	Absolute	Commodities	Long/Short
	Stock Fund	Stock Fund	Bond Fund	Stock Fund	Value Fund	Fund	Return Fund	Fund	Fund	Total

Assets
Cash	$—	$412,629	$23,664,157	$1,037,169	$—	$52	$—	$322,611	$—	$25,436,618
Subscriptions paid in advance	—	—	—	—	—	—	147,000,000	—	63,000,000	210,000,000
Common collective trust funds	985,344,051	795,381,822	756,418,890	11,628,613	234,909,756	759,250	1,499,742	122,442,208	217,394	2,908,601,726
U.S. corporate bonds	—	—	190,468,429	—	—	—	—	—	—	190,468,429
International corporate bonds	—	18,121,038	80,711,413	—	—	—	—	—	—	98,832,451
U.S. government bonds	—	—	483,589,520	—	28,266,350	—	—	—	—	511,855,870
International government bonds	—	9,314,253	295,103,799	—	—	—	—	—	—	304,418,052
Municipal bonds	—	—	12,246,769	—	—	—	—	—	—	12,246,769
Mortgage-backed securities	—	—	67,041,666	—	7,826,183	—	—	—	—	74,867,849
Collateralized debt obligations	—	—	169,751,374	—	13,085,870	—	—	—	—	182,837,244
Other fixed-income debt instruments	—	—	10,617,019	—	—	—	—	—	—	10,617,019
Mutual funds	185,402,381	—	7,734,628	—	—	—	—	—	—	193,137,009
Exchange traded fund	—	—	—	228,077,765	—	—	—	—	—	228,077,765
International corporate stocks	—	312,476,466	—	—	—	—	—	—	—	312,476,466
Preferred stocks	—	—	1,800,973	—	—	—	—	—	—	1,800,973
Traditional guaranteed investment contracts	—	—	—	—	6,266,505	—	—	—	—	6,266,505
Variable synthetic guaranteed investment contracts	—	—	—	—	2,525,997	—	—	—	—	2,525,997
Interest and dividends receivable	93	803,611	12,008,468	114,829	225,630	481	177	—	221	13,153,510
Receivable from brokers for securities sold	34,639	532,887	4,152,728	—	—	—	—	—	—	4,720,254
Receivable for investments sold on a delayed delivery basis	—	—	301,721,225	—	—	—	—	—	—	301,721,225
Wrap contracts	—	—	—	—	180,998	—	—	—	—	180,998
Derivative assets	—	541,900	21,736,879	—	—	—	—	—	—	22,278,779
Marketable limited partnerships and corporations	—	—	—	—	—	—	348,030,783	144,830,874	190,523,313	683,384,970
Nonmarketable limited partnerships	—	—	—	—	—	245,283,010	—	—	—	245,283,010
Investment of securities lending collateral	—	56,860,061	209,643,606	193,570,000	—	—	—	—	—	460,073,667

Total assets, at fair value	1,170,781,164	1,194,444,667	2,648,411,543	434,428,376	293,287,289	246,042,793	496,530,702	267,595,693	253,740,928	7,005,263,155

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Master Trust Investment Accounts (continued)

						Alternative
	U.S. Large Cap	International	Global	U.S. Small Cap	Stable	Investments	Absolute	Commodities	Long/Short
	Stock Fund	Stock Fund	Bond Fund	Stock Fund	Value Fund	Fund	Return Fund	Fund	Fund	Total

Liabilities
Accrued administrative fees	$44,584	$1,068,560	$635,142	$5,705	$154,452	$13,086	$39,121	$106,858	$—	$2,067,508
Other payables	—	—	537,131	—	—	—	—	—	—	537,131
Payable to brokers for securities purchased	—	2,767,921	559,317	1,105,209	—	—	—	—	—	4,432,447
Payable for investments sold on a delayed delivery basis	—	—	465,052,525	—	—	—	—	—	—	465,052,525
Payable to brokers for collateral on deposit	—	—	5,450,000	—	—	—	—	—	—	5,450,000
Derivative liabilities	—	1,550,980	15,846,317	—	—	—	—	—	—	17,397,297
Securities sold, not yet purchased	—	—	21,378,574	—	—	—	—	—	—	21,378,574
Payable for securities lending collateral	—	56,860,061	217,349,290	193,570,000	—	—	—	—	—	467,779,351

Total liabilities, at fair value	44,584	62,247,522	726,808,296	194,680,914	154,452	13,086	39,121	106,858	—	984,094,833

Net assets available for benefits, at fair value	1,170,736,580	1,132,197,145	1,921,603,247	239,747,462	293,132,837	246,029,707	496,491,581	267,488,835	253,740,928	6,021,168,322
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held	—	—	—	—	(5,783,243)	—	—	—	—	(5,783,243)

Net assets available for benefits	$1,170,736,580	$1,132,197,145	$1,921,603,247	$239,747,462	$287,349,594	$246,029,707	$496,491,581	$267,488,835	$253,740,928	$6,015,385,079

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Master Trust Investment Accounts (continued)
The following table presents the net assets available for benefits of the six master trust investment accounts as of December 31, 2009. Certain 2009 financial statement captions have been reclassified to conform to the current year’s presentation.

	U.S. Large					Alternative
	Cap Stock	International	Global	U.S. Small Cap	Stable	Investments
	Fund	Stock Fund	Bond Fund	Stock Fund	Value Fund	Fund	Total

Assets
Cash	$—	$—	$11,773,325	$806,230	$—	$35,919,442	$48,498,997
Subscriptions paid in advance	—	—	—	—	—	199,000,000	199,000,000
Common collective trust funds	847,516,500	1,100,509,900	999,777,177	7,805,488	172,248,011	3,367,340	3,131,224,416
U.S. corporate bonds	—	—	278,189,959	—	—	—	278,189,959
International corporate bonds	—	—	63,529,036	—	—	—	63,529,036
U.S. government bonds	—	—	219,286,740	—	35,464,052	57,477,589	312,228,381
International government bonds	—	—	205,550,172	—	—	—	205,550,172
Municipal bonds	—	—	4,710,668	—	—	—	4,710,668
Mortgage-backed securities	—	—	86,550,593	—	11,453,130	—	98,003,723
Collateralized debt obligations	—	—	59,523,778	—	20,406,473	—	79,930,251
Other fixed-income debt instruments	—	—	27,298,317	—	—	—	27,298,317
Mutual fund	108,621,212	—	—	—	—	—	108,621,212
Preferred stocks	—	—	2,447,042	—	—	—	2,447,042
Exchange traded fund	—	—	—	198,077,700	—	—	198,077,700
Traditional guaranteed investment contracts	—	—	—	—	6,166,156	—	6,166,156
Variable synthetic guaranteed investment contracts	—	—	—	—	2,601,975	—	2,601,975
Interest and dividends receivable	—	—	11,312,620	98,942	281,363	11,075	11,704,000
Receivable from brokers for securities sold	—	—	853,991	—	—	—	853,991
Receivable for investments sold on a delayed delivery basis	—	—	226,328,014	—	—	—	226,328,014
Wrap contracts	—	—	—	—	69,266	—	69,266
Derivative assets	—	—	13,177,584	—	—	6,347,094	19,524,678
Marketable limited partnerships and corporations	—	—	—	—	—	384,310,404	384,310,404
Nonmarketable limited partnerships	—	—	—	—	—	83,767,266	83,767,266
Investment of securities lending collateral	—	—	87,009,370	191,412,909	—	26,528,160	304,950,439

Total assets, at fair value	956,137,712	1,100,509,900	2,297,318,386	398,201,269	248,690,426	796,728,370	5,797,586,063

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Master Trust Investment Accounts (continued)

	U.S. Large					Alternative
	Cap Stock	International	Global	U.S. Small Cap	Stable	Investments
	Fund	Stock Fund	Bond Fund	Stock Fund	Value Fund	Fund	Total

Liabilities
Accrued administrative fees	$23,787	$167,290	$450,249	$702	$51,717	$260,787	$954,532
Payable to brokers for securities purchased	—	—	1,855,311	—	—	—	1,855,311
Payable for investments sold on a delayed delivery basis	—	—	102,789,615	—	—	—	102,789,615
Payable to brokers for collateral on deposit	—	—	4,380,000	—	—	—	4,380,000
Derivative liabilities	—	—	14,791,533	—	—	853,652	15,645,185
Securities sold, not yet purchased	—	—	152,048,004	—	—	—	152,048,004
Payable for securities lending collateral	—	—	96,992,049	191,412,909	—	26,528,160	314,933,118

Total liabilities, at fair value	23,787	167,290	373,306,761	191,413,611	51,717	27,642,599	592,605,765

Net assets available for benefits, at fair value	956,113,925	1,100,342,610	1,924,011,625	206,787,658	248,638,709	769,085,771	5,204,980,298
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held	—	—	—	—	(3,170,728)	—	(3,170,728)

Net assets available for benefits	$956,113,925	$1,100,342,610	$1,924,011,625	$206,787,658	$245,467,981	$769,085,771	$5,201,809,570

The following is a summary of the net investment income in the master trust investment accounts for the year ended December 31, 2010:

						Alternative
	U.S. Large Cap	International	Global	U.S. Small Cap	Stable	Investments	Absolute	Commodities	Long/Short
	Stock Fund	Stock Fund	Bond Fund	Stock Fund	Value Fund	Fund	Return Fund	Fund	Fund	Total

Net realized and unrealized appreciation in fair value of investments	$161,766,476	$99,088,609	$114,598,932	$48,126,260	$5,659,010	$26,096,499	$36,573,510	$37,369,885	$15,874,618	$545,153,799
Interest and dividends	3,286,097	2,044,385	46,591,388	3,792,867	3,033,048	5,007	1,229	63,107	368	58,817,496
Administrative fees	(275,458)	(1,851,482)	(6,059,533)	(33,978)	(657,328)	(1,023,592)	(99,121)	(238,374)	(60,000)	(10,298,866)

Net investment income	$164,777,115	$99,281,512	$155,130,787	$51,885,149	$8,034,730	$25,077,914	$36,475,618	$37,194,618	$15,814,986	$593,672,429

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value
The Plan’s financial instruments and the master trust investment accounts are stated at fair value. Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Plan considers the principal or most advantageous market in which the Plan would transact, and the Plan considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, redemption restrictions, and risk of nonperformance.
The Plan’s financial instruments stated at fair value are detailed in the tables below, and the fair value of the Plan’s master trust investment accounts within the Master Trust is separately disclosed below the Plan’s fair value tables.
Fair Value Hierarchy
The three levels of inputs that may be used to measure fair value are as follows:
•	Level 1. Quoted prices in active markets for identical assets or liabilities.

Level 1 assets and liabilities consist of certain of the Plan’s and master trust investment account’s marketable fixed-income debt and equity instruments, registered mutual funds, exchange-traded derivative financial instruments, bonds held in the FMS GICs, and exchange-traded funds that are traded in an active market with sufficient volume and frequency of transactions.

•	Level 2. Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.
Level 2 assets consist of certain of the Plan’s and master trust investment account’s marketable fixed-income debt instruments with quoted market prices that are traded in less active markets or priced using a quoted market price for similar instruments. Level 2 assets also include marketable fixed-income debt instruments priced using nonbinding market consensus prices that can be corroborated with

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
observable market data, as well as fixed-income debt instruments and derivative financial instruments priced using inputs that are observable in the market or can be derived principally from or corroborated with observable market data. Privately negotiated derivatives, also referred to as over the counter (OTC), including currency forward contracts and swap agreements, are valued using observable inputs, such as quotations received from the counterparty, dealers or brokers, whenever available or considered reliable. In instances, where models are used, the value of the OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability and reliability of observable inputs. Such inputs may include prepayment rates, rates of estimated credit losses, interest rates or discount rates and volatilities and can generally be corroborated by market data and therefore classified within Level 2 of the fair value hierarchy. Other marketable instruments in this category generally include certain of the Plan’s common collective trust funds, registered mutual funds, certain marketable limited partnerships or corporations that are redeemable in the near term, GICs, CDS GICs, and VS GICs. The nonbinding market consensus prices obtained from pricing providers or brokers are based on proprietary valuation models that incorporate a number of inputs, including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and other reference data. Common collective trust funds, registered mutual funds, certain marketable limited partnerships or corporations are valued using the net asset value per share for the investment.

•	Level 3. Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities. Level 3 inputs also include nonbinding market consensus prices that cannot be corroborated with observable market data.

Level 3 assets and liabilities include certain of the Plan’s and master trust investment account’s marketable limited partnerships or corporations that are not redeemable in the near term, nonmarketable limited partnership investments that are not redeemable in the near term, wrap contracts for both the FMS GICs and CDS GICs, common collective trust funds with significant redemption restrictions, and fixed-income debt instruments for which values are determined using inputs that are both unobservable and significant to the values of the instruments being measured.
Transfers in/out of the three levels within the fair value hierarchy are based on beginning of the year presentation.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
Assets Measured at Fair Value on a Recurring Basis
The Plan’s assets measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, consisted of the following types of instruments as of December 31, 2010:

	Fair Value Measurements at Reporting Date
	Using Inputs Classified as:
	Level 1	Level 2	Level 3	Total

Assets
Common collective trust funds:
Fixed-income funds	$—	$422,211	$—	$422,211
U.S. large cap equity funds	—	84,380,763	—	84,380,763
International equity funds	—	139,410,251	—	139,410,251
Intel Corporation common stock	356,128,064	—	—	356,128,064
Registered mutual funds:
Fixed-income funds	705,939,384	—	—	705,939,384
Balanced funds	136,679,241	—	—	136,679,241
U.S. large cap equity funds	1,199,145,471	—	—	1,199,145,471
U.S. small cap equity funds	637,430,229	—	—	637,430,229
International equity funds	465,062,281	—	—	465,062,281
Specialty funds	175,067,779	—	—	175,067,779

Total assets measured at fair value[1]	$3,675,452,449	$224,213,225	$—	$3,899,665,674

[1]	For further fair value information on the assets held in the master trust investment accounts, see master trust investment accounts fair value disclosure below.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
The Plan’s assets measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, consisted of the following types of instruments as of December 31, 2009:

	Fair Value Measurements at Reporting Date Using
	Inputs Classified as:
	Level 1	Level 2	Level 3	Total

Assets
Common collective trust funds:
Fixed-income funds	$—	$388,248	$—	$388,248
U.S. large cap equity funds	—	71,134,126	—	71,134,126
International equity funds	—	56,225,029	43,168,057	99,393,086
Intel Corporation common stock	350,848,143	—	—	350,848,143
Registered mutual funds:
Fixed-income funds	601,223,014	10,726,155	—	611,949,169
Balanced funds	113,775,762	—	—	113,775,762
U.S. large cap equity funds	1,001,292,506	—	—	1,001,292,506
U.S. small cap equity funds	483,486,390	—	—	483,486,390
International equity funds	419,989,254	—	—	419,989,254
Specialty funds	110,864,443	—	—	110,864,443

Total assets measured at fair value[1]	$3,081,479,512	$138,473,558	$43,168,057	$3,263,121,127

[1]	For further fair value information on the assets held in the master trust investment accounts, see master trust investment accounts fair value disclosure below.
The table below presents a reconciliation for the Plan’s assets and liabilities measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, using significant unobservable inputs (Level 3) for 2010:

Fair Value
Measurements Using
Inputs Classified as
Level 3
Common Collective
Trust Funds
Balance as of December 31, 2009	$43,168,057
Transfers out of Level 3	(43,168,057)

Balance as of December 31, 2010	$—

The transfer out of $43,168,057 for common collective trust funds is as a result of redemption restrictions being removed.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
The Plan did not have any financial liabilities measured at fair value on a recurring basis and did not have any assets or liabilities that are measured at fair value on a nonrecurring basis as of December 31, 2010 and 2009.
The master trust investment accounts’ assets and liabilities measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, consisted of the following types of instruments as of December 31, 2010, for the nine asset class master trust investment accounts:

	Fair Value Measurements at Reporting Date Using
	Inputs Classified as:
	Level 1	Level 2	Level 3	Total

Assets
Subscriptions paid in advance	$210,000,000	$—	$—	$210,000,000
Common collective trust funds:
Fixed-income funds	—	1,021,662,307	—	1,021,662,307
U.S. large cap equity funds	—	984,915,863	—	984,915,863
U.S. small cap equity funds	—	10,567,798	—	10,567,798
International equity funds	—	769,013,550	—	769,013,550
Specialty funds	—	122,442,208	—	122,442,208
U.S. corporate bonds	—	190,468,429	—	190,468,429
International corporate bonds	—	98,832,451	—	98,832,451
U.S. government bonds	263,091,912	248,763,958	—	511,855,870
International government bonds	—	304,418,052	—	304,418,052
Municipal bonds	—	12,246,769	—	12,246,769
Mortgage-backed securities	—	74,867,849	—	74,867,849
Collateralized debt obligations	—	182,837,244	—	182,837,244
Other fixed-income debt instruments	—	10,617,019	—	10,617,019
Mutual funds:
Fixed-income funds	7,734,628	—	—	7,734,628
U.S. large cap equity funds	185,402,381	—	—	185,402,381
Exchange traded fund	228,077,765	—	—	228,077,765
International corporate stocks	312,476,466	—	—	312,476,466
Preferred stocks	1,800,973	—	—	1,800,973
Traditional guaranteed investment contracts	—	6,266,505	—	6,266,505
Variable synthetic guaranteed investment contracts	—	2,525,997	—	2,525,997
Receivable from brokers for securities sold	4,720,254	—	—	4,720,254
Receivable for investments sold on a delayed delivery basis	301,721,225	—	—	301,721,225
Wrap contracts	—	—	180,998	180,998
Derivative assets	5,227,821	17,050,958	—	22,278,779
Marketable limited partnerships or corporations	—	683,257,101	127,869	683,384,970
Nonmarketable limited partnerships	—	—	245,283,010	245,283,010
Investments of securities lending collateral	—	460,073,667	—	460,073,667

Total assets measured at fair value	$1,520,253,425	$5,200,827,725	$245,591,877	$6,966,673,027

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)

	Fair Value Measurements at Reporting Date Using
	Inputs Classified as:
	Level 1	Level 2	Level 3	Total

Liabilities
Payable to brokers for securities purchased	$4,432,447	$—	$—	$4,432,447
Payable for investments purchased on a delayed delivery basis	465,052,525	—	—	465,052,525
Payable to brokers for collateral on deposit	5,450,000	—	—	5,450,000
Derivative liabilities	4,189,067	13,208,230	—	17,397,297
Securities sold, not yet purchased	21,378,574	—	—	21,378,574
Payable for securities lending collateral	467,779,351	—	—	467,779,351

Total liabilities measured at fair value	$968,281,964	$13,208,230	$—	$981,490,194

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
The master trust investment accounts’ assets and liabilities measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, consisted of the following types of instruments as of December 31, 2009, for the six asset class master trust investment accounts:

	Fair Value Measurements at Reporting Date Using
	Inputs Classified as:
	Level 1	Level 2	Level 3	Total

Assets
Subscriptions paid in advance	$199,000,000	$—	$—	$199,000,000
Common collective trust funds:
Fixed-income funds	—	1,175,392,528	—	1,175,392,528
U.S. large cap equity funds	—	847,516,500	—	847,516,500
U.S. small cap equity funds	—	7,805,488	—	7,805,488
International equity funds	—	1,011,843,110	88,666,790	1,100,509,900
U.S. corporate bonds	—	274,122,511	4,067,448	278,189,959
International corporate bonds	—	63,036,917	492,119	63,529,036
U.S. government bonds	212,543,835	99,684,546	—	312,228,381
International government bonds	—	205,550,172	—	205,550,172
Municipal bonds	—	4,710,668	—	4,710,668
Mortgage-backed securities	—	97,023,083	980,640	98,003,723
Collateralized debt obligations	—	79,930,251	—	79,930,251
Other fixed-income debt instruments	17,113,698	10,184,619	—	27,298,317
Exchange traded fund	198,077,700	—	—	198,077,700
Mutual fund	108,621,212	—	—	108,621,212
Preferred stocks	2,447,042	—	—	2,447,042
Traditional guaranteed investment contracts	—	6,166,156	—	6,166,156
Variable synthetic guaranteed investment contracts	—	2,601,975	—	2,601,975
Receivable from brokers for securities sold	853,991	—	—	853,991
Receivable for investments sold on a delayed
delivery basis	226,328,014	—	—	226,328,014
Wrap contracts	—	—	69,266	69,266
Derivative assets	11,428,802	8,095,876	—	19,524,678
Marketable limited partnerships or corporations	—	381,961,010	2,349,394	384,310,404
Nonmarketable limited partnerships	—	—	83,767,266	83,767,266
Investments of securities lending collateral	—	304,950,439	—	304,950,439

Total assets measured at fair value	$976,414,294	$4,580,575,849	$180,392,923	$5,737,383,066

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)

	Fair Value Measurements at Reporting Date Using
	Inputs Classified as:
	Level 1	Level 2	Level 3	Total

Liabilities
Payable to brokers for securities purchased	$1,855,311	$—	$—	$1,855,311
Payable for investments purchased on a delayed delivery basis	102,789,615	—	—	102,789,615
Payable to brokers for collateral on deposit	4,380,000	—	—	4,380,000
Derivative liabilities	4,492,018	11,153,167	—	15,645,185
Securities sold, not yet purchased	152,048,004	—	—	152,048,004
Payable for securities lending collateral	314,933,118	—	—	314,933,118

Total liabilities measured at fair value	$580,498,066	$11,153,167	$—	$591,651,233

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
The table below provides a summary of each of the master trust investment accounts by the fair value inputs, excluding accrued interest and dividends, cash, and administrative fees, used in the measurement as of December 31, 2010.

						Alternative
	U.S. Large Cap	International	Global	U.S. Small Cap	Stable	Investments	Absolute	Commodities	Long/Short
	Stock Fund	Stock Fund	Bond Fund	Stock Fund	Value Fund	Fund	Return Fund	Fund	Fund	Total

Assets
Level 1	$185,437,020	$313,009,353	$583,729,287	$228,077,765	$—	$—	$147,000,000	$—	$63,000,000	$1,520,253,425
Level 2	985,344,051	880,219,074	2,029,009,631	205,198,613	292,880,661	759,250	349,402,656	267,273,082	190,740,707	5,200,827,725
Level 3	—	—	—	—	180,998	245,283,010	127,869	—	—	245,591,877

Total assets measured at fair value	$1,170,781,071	$1,193,228,427	$2,612,738,918	$433,276,378	$293,061,659	$246,042,260	$496,530,525	$267,273,082	$253,740,707	$6,966,673,027

Liabilities
Level 1	$—	$59,627,982	$713,978,773	$194,675,209	$—	$—	$—	$—	$—	$968,281,964
Level 2	—	1,550,980	11,657,250	—	—	—	—	—	—	13,208,230

Total liabilities measured at fair value	$—	$61,178,962	$725,636,023	$194,675,209	$—	$—	$—	$—	$—	$981,490,194

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
The table below provides a summary of each of the master trust investment accounts by the fair value inputs, excluding accrued interest and dividends, cash, and administrative fees, used in the measurement as of December 31, 2009.

						Alternative
	U.S. Large Cap	International	Global	U.S. Small Cap	Stable	Investments
	Stock Fund	Stock Fund	Bond Fund	Stock Fund	Value Fund	Fund	Total

Assets
Level 1	$108,621,212	$—	$406,890,699	$198,077,700	$—	$262,824,683	$976,414,294
Level 2	847,516,500	1,011,843,110	1,861,801,535	199,218,397	248,339,797	411,856,510	4,580,575,849
Level 3	—	88,666,790	5,540,207	—	69,266	86,116,660	180,392,923

Total assets measured at fair value	$956,137,712	$1,100,509,900	$2,274,232,441	$397,296,097	$248,409,063	$760,797,853	$5,737,383,066

Liabilities
Level 1	$—	$—	$361,703,345	$191,412,909	$—	$27,381,812	$580,498,066
Level 2	—	—	11,153,167	—	—	—	11,153,167

Total liabilities measured at fair value	$—	$—	$372,856,512	$191,412,909	$—	$27,381,812	$591,651,233

The table below presents a reconciliation for the master trust investment accounts’ assets and liabilities measured at fair value on a recurring basis, excluding accrued interest and dividends, cash, and administrative fees, using significant unobservable inputs (Level 3) for 2010:

	Fair Value Measurements Using Level 3
				Marketable
	Fixed-Income		Common	Limited	Nonmarketable
	Debt	Wrap	Collective	Partnerships or	Limited
	Instruments	Contracts	Trust Funds	Corporations	Partnerships	Total Gains

Balance as of December 31, 2009	$5,540,207	$69,266	$88,666,790	$2,349,394	$83,767,266
Total gains (realized and unrealized)	38,994	111,732	—	(182,128)	26,333,319	$26,301,917
Purchases, sales, issuances, and settlements, net	(603,942)	—	—	(2,039,397)	135,182,425
Transfers out of Level 3	(4,975,259)	—	(88,666,790)	—	—

Balance as of December 31, 2010	$—	$180,998	$—	$127,869	$245,283,010

The amount of total gains for the period included in changes in net assets attributable to the changes in unrealized gains related to assets and liabilities still held as of December 31, 2010	$—	$111,732	$—	$(182,128)	$26,371,530	$26,301,134

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
Changes in net assets are included in the master trust investment accounts net increase/(decrease) for the year ended December 31, 2010, and are reported in net investment income/(loss) in the master trust investment accounts as follows:

Level 3
Net Investment
Income
Total gains included in net change in assets	$26,301,917
Change in unrealized gains related to assets and liabilities still held as of December 31, 2010	26,301,134
Transfers out of Level 3 primarily relate to common collective trust fund transfers of $88,666,790 into Level 2 as a result of redemption restrictions being removed.
The master trust investment accounts did not have any assets or liabilities that are measured at fair value on a nonrecurring basis as of December 31, 2010 and 2009.
Fair Value Estimated using Net Asset Value per Share
The Plan and master trust investment accounts invest in funds that calculate net asset value per share and primarily consist of investments in funds where they co-invest with third-party investors. The investments consist of common collective trust funds, marketable limited partnerships or corporations, and nonmarketable limited partnership investments. The private equity, private energy and real estate funds are primarily closed-end funds, which are not eligible for redemption until a date in the future that currently cannot be determined. The liquidation of these investments is likely to occur at different times over the next 10 years.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
The following table presents the Plan’s and the master trust investment accounts’ fair values, future investment commitments, and redemption conditions for funds that calculate net asset value per share as of December 31, 2010:

		Future	Redemption	Redemption
Type	Fair Value	Commitments	Frequency	Notice Period

Absolute return hedge funds (a)	$348,030,783	$ NA	Monthly to annual	5 to 90 days
Long/short equity hedge funds (b)	190,523,313	NA	Quarterly to annual	30 to 65 days
Commodities hedge funds (c)	144,830,874	NA	Monthly	30 to 35 days
Private real estate funds (d)	27,163,308	45,000,000	NA	None
Private energy and natural resource funds (e)	34,012,602	65,000,000	NA	None
Private equity and venture capital funds (f)	171,145,327	171,000,000	NA	None
Fixed-income common collective trust funds (g)	1,022,084,518	NA	Daily	1 to 3 days
U.S. large cap equity common collective trust funds (h)	1,069,296,626	NA	Daily	1 to 3 days
U.S. small cap equity common collective trust funds (i)	10,567,798	NA	Daily	1 to 3 days
International equity common collective trust funds (j)	908,423,801	NA	Daily	1 to 5 days
Commodities common collective hedge funds (k)	122,442,208	NA	Weekly	1 to 3 days

Total	$4,048,521,158	$281,000,000

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)
The following table presents the Plan’s and the master trust investment accounts’ fair values, future investment commitments, and redemption conditions for funds that calculate net asset value per share as of December 31, 2009:

		Future	Redemption	Redemption
Type	Fair Value	Commitments	Frequency	Notice Period

Absolute return hedge funds (a)	$216,444,462	$ NA	Monthly to annual	5 to 90 days
Long/short equity hedge funds (b)	167,865,942	NA	Quarterly to annual	30 to 65 days
Private real estate funds (d)	12,739,933	47,000,000	NA	None
Private energy and natural resource funds (e)	14,778,982	42,000,000	NA	None
Private equity and venture capital funds (f)	56,248,351	112,000,000	NA	None
Fixed-income common collective trust funds (g)	1,175,780,776	NA	Daily	1 to 3 days
U.S. large cap equity common collective trust funds (h)	918,650,626	NA	Daily	1 to 3 days
U.S. small cap equity common collective trust funds (i)	7,805,488	NA	Daily	1 to 3 days
International equity common collective trust funds (j)	1,068,068,139	NA	Daily	1 to 5 days
International equity common collective trust funds (j)	131,834,847	NA	2% maximum monthly	5 days

Total	$3,770,217,546	$201,000,000

(a)	The absolute return hedge funds typically take positions in primarily publically traded securities and derivatives. The funds’ generally attempt to utilize trading strategies such as relative value, event driven and directional. Relative value strategy seeks return by capitalizing on perceived mis-pricing of related securities or financial instruments, and generally avoids taking a directional bias with regard to price movement of securities and markets overall. Event driven strategy focuses on identifying and analyzing securities that can benefit from the occurrence of an extraordinary transaction or event (e.g., restructurings, takeovers, mergers, spin-offs, bankruptcy). Directional strategy takes a bias based on price movement of securities and markets. These funds typically will include global exposure which includes emerging markets.

(b)	The long/short equity hedge funds typically take both long and short positions in primarily publicly traded securities. Portfolios are built based on positive and negative views on equities. These funds typically will include global exposure which includes emerging markets.

(c)	The commodities hedge fund category seeks to match the Dow Jones-UBS commodity Index and the Standard & Poor Goldman Sachs Commodity Index which are composed on futures contracts on physical commodities.

(d)	Private real estate funds seek out value added and opportunistic real estate investments in nonpublicly traded securities. These funds typically will include global exposure which includes emerging markets.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value (continued)

(e)	Private energy and natural resource funds seek out private investments in nonpublicly traded securities that focus on areas such as hydrocarbon reserves, infrastructure, timber, mining or minerals. These funds typically will include global exposure which includes emerging markets.

(f)	Private equity and venture capital funds seek out private investments in nonpublicly traded securities that include venture capital funding of exceptional growth potential enterprises, and special situations such as distressed, opportunistic or secondary market positions. These funds typically will include global exposure which includes emerging markets.

(g)	The fixed-income funds invest in short-term and long-term U.S. government bonds and some of the funds seek to replicate the performance of the Barclays Capital 1—3 Year Treasury Bond Index and Barclays Capital 1—3 Year Agency Bond Index over the long term.

(h)	The funds seek to match or exceed the performance of the Russell 1000 Index. The Russell 1000 Index focuses on the large- and mid-capitalization segment of the market, with approximately 90% coverage of U.S. stocks.

(i)	The funds seek to match or exceed the performance of the Russell 2000 Index, a free float-adjusted market capitalization index representing 2,000 small company stocks of U.S. domiciled companies.

(j)	The funds seek to provide exposure to developed and emerging market stocks outside the U.S. Approximately 80% of the funds are invested in developed international stocks, as represented by the MSCI EAFE Index. The residual 20% is invested in emerging market stocks as represented by the MSCI EM Index.

(k)	The fund seeks to match the Dow Jones-USB commodity Index which is composed of futures contracts on physical commodities.
5. Investments
The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at year-end is as follows:

	December 31
	2010	2009
Mutual funds:
American Funds EuroPacific Growth Fund[1]	$—	$214,800,077
Fidelity Contrafund	306,887,472	254,887,193
Fidelity Low-Priced Stock Fund	288,955,546	238,150,567
Vanguard Institutional Index Fund	251,745,852	215,438,518
Common stock:
Intel Corporation	356,128,064	350,848,143

[1]	The American Funds EuroPacific Growth Fund did not exceed 5% of fair value of Plan’s net assets available for benefits as of December 31, 2010.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
5. Investments (continued)
During 2010, the Plan’s investments (including investments purchased, sold, and held during the year) increased in fair value as follows:

Year Ended
December 31
2010
Net realized and unrealized appreciation in fair value of investments:
Registered mutual funds	$360,425,992
Common collective trust funds	37,036,134
Intel Corporation common stock	11,261,374

Net realized and unrealized appreciation in fair value of investments	$408,723,500

6. Investment Contracts
The Stable Value Fund holds investment contracts with insurance companies and banks to provide participants with a stable, fixed-rate return on investment and protection of principal from changes in market interest rates. Standish has discretionary authority for the purchase and sale of investments in the Stable Value Fund, subject to the general investment policies of the IPC.
The Traditional GICs crediting rate is based on the rate that is agreed to when the insurance company writes the contract and is generally fixed for the life of the contract. The initial crediting rate for both the CDS GICs and the FMS GICs is set based on the market interest rates at the time that the initial asset is purchased and is guaranteed to have an interest crediting rate not less than zero percent. The CDS GICs crediting rate and the FMS GICs crediting rate reset every quarter based on the book value of the contract, the market value of the underlying assets, and the average duration of the underlying assets. The crediting rate for CDS GICs aims at converging the book value of the contract and the market value of the contract and therefore will be affected by interest rate and market changes. The VS GICs crediting rate is reset every quarter based on the then current market index rates and investment spread. The investment spread is established when the contract is issued and is guaranteed by the issuer for the life of the investment.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
6. Investment Contracts (continued)
Certain events may limit the ability of the Stable Value Fund to transact at contract value with the issuers. Such events include the following:
•	default of wrap provider;

•	default of an underlying bond issuer with material impact on the fund;

•	employer-initiated events that are within the control of the plan sponsor that would have a material and adverse impact on the fund;

•	employer communications designed to induce participants to transfer from the fund;

•	competing fund transfer or violation of equity wash or equivalent rules in place; and

•	changes in qualification status of the employer or the plans participating in the fund.
If any such event occurs, market value would likely be used in determining the payouts to the participants.
In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the employer or the Plan, if there is a breach of material obligations under the contract and misrepresentations by the contract holder, if the market and book values diverge dramatically, or if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines.
The FMS GICs and CDS GICs use wrap contracts in order to manage market risks and to alter the return characteristics of the underlying portfolio of securities owned by the Stable Value Fund to match certain fixed-income fund objectives. Wrap contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of traditional GICs. The wrap contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant’s retirement, disability, or death, or participant-directed transfers in accordance with the terms of the Plan.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
6. Investment Contracts (continued)
The investment contracts owned by the Stable Value Fund earned the following average yields:

	Year Ended December 31
	2010	2009
Earned by the Plan	3.00%	3.41%
Credited to participants	2.91%	3.27%
7. Party-In-Interest Transactions
Approximately 7% of the Plan’s net assets available for benefits are shares of the company’s common stock. Transactions in shares of the company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2010, the Plan made purchases of the company’s common stock of $18,006,712 and sales and distributions of $23,988,165.
8. Derivative Financial Instruments
The Plan, either directly or through the master trust investment accounts, invests in common collective trust funds, mutual funds, marketable limited partnerships or corporations, and nonmarketable limited partnerships, which can purchase derivatives consistent with their offering documents and prospectuses. The Plan does not directly hold any derivatives that are designated as hedging instruments.
The Global Bond Fund and the International Stock Fund consist of separately managed accounts. The investment managers of these accounts may use derivatives, consistent with the objective of the account, to hedge a portion of the investments to limit or minimize exposure to certain risks and to gain access to markets more efficiently. During 2009, the Alternative Investments Fund added a separately managed account to gain exposure to the commodities market. At the end of 2010, the Alternative Investments Fund no longer included a separately managed account to gain exposure to the commodities market due to the establishment of the Commodities Fund master trust investment account as noted earlier. The investment managers do not employ leverage in the use of derivatives. Following is a summary of the significant accounting policies associated with the use of derivatives by the Global Bond Fund, Alternative Investments Fund and International Stock Fund.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
Currency Forward Contracts
The Global Bond Fund and the International Stock Fund have investments that are denominated in foreign currencies and utilize currency forward contracts to hedge a portion of the currency exposure for these investments. Currency forward contracts are generally marked-to-market at the prevailing forward exchange rate of the underlying currencies, with the difference between contract value and market value recorded as unrealized appreciation/(depreciation). When the currency forward contract is closed, the Global Bond Fund and the International Stock Fund transfer the unrealized appreciation/(depreciation) to a realized gain/(loss) equal to the change in the value of the currency forward contract from when it was opened to the value at the time it was closed. Sales and purchases of currency forward contracts having the same settlement date and broker are offset, and any gain/(loss) is realized on that date. At the end of the year, open currency forward contracts are recorded as a derivative asset if the market value of the contract has appreciated or as a derivative liability if depreciated.
Certain risks may arise upon entering into a currency forward contract from the potential inability of counterparties to meet the terms of their contracts. The Global Bond Fund and the International Stock Fund seek to control this risk by evaluating the creditworthiness of potential counterparties and establishing credit limits. Additionally, when utilizing currency forward contracts, the Global Bond Fund and the International Stock Fund give up the opportunity to profit from favorable exchange rate movements during the term of the contract.
Futures Contracts
A futures contract is a contractual agreement to deliver or receive a commodity or financial instrument at a specific date in the future at an agreed-upon price. The Global Bond Fund uses fixed-income futures contracts to manage exposure to the market. Prior to 2010, the Alternative Investments Fund used commodity futures contracts to manage inflation risk and provide investment diversification. Buying futures typically increases the exposure to the underlying instrument. Selling futures typically decreases the exposure to the underlying instrument held, or hedges the fair value of the other investments.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded. Upon entering into a futures contract, a deposit either in cash or securities in an amount (initial margin) equal to a certain percentage of the nominal value of the contract is required. Pursuant to the futures contract, there is an agreement to receive from, or to pay to, the broker an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments, known as “variation margin,” are generally settled daily and are included in the unrealized appreciation/(depreciation) on futures contracts. Each separately managed account maintains its own variation margin accounts, and there is a separate variation margin account for each exchange used in the separately managed account. At the end of the year, the net amount of the variation margin accounts is recorded as a derivative asset if it has a positive balance or as a derivative liability if it has a negative balance.
Futures contracts involve, to varying degrees, credit and market risks. The futures contracts entered into are exchange traded futures contracts where the broker acts as the clearinghouse for and counterparty to the transactions. Thus, credit risk on such transactions is mitigated by having an exchange that regulates margin requirements for futures contracts and capital requirements for clearinghouses, and by the ability of clearinghouses to net customer trades. The daily settlement process on the futures contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index, commodity, or security.
The Global Bond Fund had securities pledged as collateral for futures contracts with a fair value of $3,301,248 and $3,446,003 as of December 31, 2010 and 2009, respectively.
Swap Agreements
The Global Bond Fund enters into swap agreements to exchange or swap investment cash flows, assets, or market-linked returns at specified future intervals with counterparties. The Global Bond Fund has entered into interest rate and credit default swap agreements to manage its exposure to interest rates and credit risk. In connection with these agreements, securities may be identified as collateral in accordance with the terms of the respective swap agreements.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
Swaps are marked-to-market daily based on quotations supplied by an exchange, a pricing service, or a major market maker (or dealer), and the change in value, if any, is recorded as unrealized appreciation/(depreciation). Realized gain/(loss) is recorded upon termination or maturity of the swap. At the end of the year, outstanding swaps with a positive fair value are recorded as a derivative asset, and those with a negative fair value are recorded as a derivative liability.
Entering into these agreements involves, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the statements of net assets available for benefits of the Global Bond Fund. Such risks involve the possibility that there will be no liquid market for these agreements, that the counterparty to the agreements may default on its obligation to perform or disagree as to the meaning of contractual terms in the agreements, and that there may be unfavorable changes in interest rates.
The Global Bond Fund has entered into various derivative transactions that are considered credit derivatives. The Global Bond Fund writes and purchases credit default swaps primarily through credit default swap indices, but may also do so on a single name or basket basis. The use of credit default swaps provides the Global Bond Fund with flexibility in adjusting the yield curve and credit characteristics of the portfolio. Credit default swaps can provide access to exposure that may not be available in the financial markets.
The following table contains the notional value of the Global Bond Fund’s written credit derivatives as of December 31, 2010:

	Notional Value of Credit Default Swaps
				Total Written
Credit Spread on			10 Years or	Credit
Underlying (Basis Points)[1]	0-5 Years	5-10 Years	Greater	Derivatives[2]
Less than 1,000	$11,159,827	$16,200,000	$714,302	$28,074,129
Between 1,000 and 2,000	—	—	—	—
Greater than 2,000	—	—	—	—

Total	$11,159,827	$16,200,000	$714,302	$28,074,129

[1]	Credit spread on the underlying, together with the period of expiration are indicators of payment/ performance risk. The likelihood of payment or performance is greater as credit spread on the underlying and period of expiration increase.

[2]	All credit default swaps written are investment grade quality.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
The following table contains the notional value of the Global Bond Fund’s written credit derivatives as of December 31, 2009:

	Notional Value of Credit Default Swaps
				Total Written
Credit Spread on			10 Years or	Credit
Underlying (Basis Points)[1]	0-5 Years	5-10 Years	Greater	Derivatives
Less than 1,000	$2,100,000	$—	$—	$2,100,000
Between 1,000 and 2,000	—	—	—	—
Greater than 2,000	—	—	7,453,290	7,453,290

Total	$2,100,000	$—	$7,453,290	$9,553,290

[1]	Credit spread on the underlying, together with the period of expiration are indicators of payment/ performance risk. The likelihood of payment or performance is greater as credit spread on the underlying and period of expiration increase.

[2]	All credit default swaps written are investment grade quality.
The maximum payouts for contracts are limited to the notional values of each derivative contract. Typical credit events include bankruptcy, failure to pay, debt restructuring, obligation default, and repudiation. The settlement terms of credit default swaps are determined when the credit default swap contract is written.
The Global Bond Fund did not have any securities pledged as collateral for swap agreements as of December 31, 2010 and 2009.
Options Contracts
The Global Bond Fund writes call and put options on futures, swaps (swaptions), securities, or currencies it owns or in which it may invest. Writing put options increases the Global Bond Fund’s exposure to the underlying instrument. Writing call options decreases the Global Bond Fund’s exposure to the underlying instrument. When the Global Bond Fund writes a call or put option, an amount equal to the premium received is recorded as a liability and subsequently marked-to-market to reflect the current value of the option written. These liabilities are reflected as derivative liabilities in the statements of net assets available for benefits for the Global Bond Fund. Premiums received from writing options that expire out of the money are treated as realized gains. Premiums received from writing options that are exercised or closed are added to the proceeds or offset against amounts paid on the underlying future, swap, security, or currency transaction to determine the realized gain or loss. As a writer of an option, the Global Bond Fund has no control over whether the underlying future, swap, security, or currency may be sold (call) or purchased (put) and as a result bears the market risk of an unfavorable change in the price of the future, swap, security, or currency underlying the written option. There is a risk that the Global Bond Fund may not be able to enter into a closing transaction because of an illiquid market.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
The Global Bond Fund also purchases put and call options. Purchasing call options increases the Global Bond Fund’s exposure to the underlying instrument. Purchasing put options decreases the Global Bond Fund’s exposure to the underlying instrument. The Global Bond Fund pays a premium that is included in the Global Bond Fund’s statements of net assets available for benefits as an investment and subsequently marked-to-market to reflect the current value of the options. Premiums paid for purchasing options that expire out of the money are treated as realized losses. The risk associated with purchasing put and call options is limited to the premium paid. Premiums paid for purchasing options that are exercised or closed are added to the amounts paid or offset against the proceeds on the underlying future, swap, security, or currency transaction to determine the realized gain or loss.
At the end of the year, the total fair value of the open options is recorded as a derivative asset if the fair value is positive, or as a derivative liability if the fair value is negative.
Volume of Derivative Activity
Total gross notional amounts for outstanding derivatives (recorded at fair value) were as follows:

	December 31, 2010		December 31, 2009
				Alternative
	Global	International	Global	Investments
	Bond Fund	Stock Fund	Bond Fund	Fund

Currency forward contracts	$561,863,011	$124,093,834	$371,170,311	$—
Financial futures	820,293,789	—	763,094,906	—
Commodity futures	—	—	—	78,943,831
Interest rate swaps	442,838,643	—	148,233,599	—
Credit default swaps	180,277,500	—	56,388,490	—
Options on financial futures	168,899,133	—	639,391,276	—
Swaptions	36,700,000	—	43,100,000	—

Total	$2,210,872,076	$124,093,834	$2,021,378,582	$78,943,831

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
The gross notional amounts for currency forward contracts by currency were as follows:

	December 31 2010		December 31 2009
	Global	International	Global
	Bond Fund	Stock Fund	Bond Fund

Australian dollar	$37,496,771	$5,198,652	$25,436,856
Brazil real	2,876,867	40,604	20,232,415
British pound sterling	80,111,056	44,122,643	42,271,052
Canadian dollar	61,301,031	—	18,164,761
Chinese yuan	12,304,925	—	13,412,839
Danish krone	10,075,372	1,798,059	12,423,735
Euro	194,785,783	29,889,474	116,739,021
Hong Kong dollar	5,684,248	—	1,768,997
Indian rupee	7,029,554	2,596,884	15,948
Japanese yen	90,304,855	10,632,670	98,170,321
Malaysian ringgit	1,661,188	—	3,766
Mexican peso	6,447,882	—	86,691
New Zealand dollar	2,869,483	—	5,307,064
Norwegian krone	4,617,371	—	1,519,633
Singapore dollar	—	53,498	—
South African rand	2,387,534	—	—
South Korean won	10,482,081	8,154,357	3,784,098
Swedish krona	12,932,045	9,897,873	8,944,885
Swiss franc	15,587,200	11,709,120	1,168,723
Taiwan dollar	2,907,765	—	1,719,506

Total	$561,863,011	$124,093,834	$371,170,311

Credit-Risk-Related Contingent Features
None of the derivative instruments contain credit-risk-related contingent features. Credit ratings are not applicable to the Plan and the master trust investment accounts.
Fair Values of Derivative Instruments
None of the derivative instruments were designated as hedging instruments.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
The fair values of the derivative instruments included in the statements of net assets available for benefits of the Global Bond Fund and the International Stock Fund as of December 31, 2010, were as follows.

	Global Bond Fund		International Stock Fund
	Derivative	Derivative	Derivative	Derivative
	Asset	Liability	Asset	Liability

Currency forward contracts	$4,906,515	$5,216,848	$541,900	$1,550,980
Financial futures	336,956	1,148,113	—	—
Interest rate swaps	7,287,924	6,712,794	—	—
Credit default swaps	6,597,634	679,718	—	—
Options on financial futures	2,607,850	1,626,710	—	—
Swaptions	—	462,134	—	—

Total	$21,736,879	$15,846,317	$541,900	$1,550,980

The fair values of the derivative instruments included in the statements of net assets available for benefits of the Global Bond Fund and the Alternative Investments Fund as of December 31, 2009, were as follows:

			Alternative
	Global Bond Fund		Investments Fund
	Derivative	Derivative	Derivative	Derivative
	Asset	Liability	Asset	Liability

Currency forward contracts	$4,083,084	$4,466,536	$—	$—
Financial futures	5,041,582	3,461,493	—	—
Commodity futures	—	—	6,347,094	853,652
Interest rate swaps	2,405,361	1,541,502	—	—
Credit default swaps	1,607,431	4,711,596	—	—
Options on financial futures	40,126	176,873	—	—
Swaptions	—	433,533	—	—

Total	$13,177,584	$14,791,533	$6,347,094	$853,652

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Derivative Financial Instruments (continued)
All derivative gains and/or (losses) were recorded as net realized and unrealized appreciation/ (depreciation) in fair value of investments and related interest income was excluded. The effects of derivative instruments on the net realized and unrealized appreciation/ (depreciation) in fair value of investments for the Global Bond Fund, the Alternative Investments Fund and the International Stock Fund for the year ended December 31, 2010, were as follows:

			Alternative
	Global	International	Investments
	Bond Fund	Stock Fund	Fund

Currency forward contracts	$9,335,023	$(153,441)	$—
Financial futures	(20,776,864)	—	—
Commodity futures	—	—	6,873,255
Interest rate swaps	4,633,632	—	—
Credit default swaps	867,257	—	—
Options on financial futures	(1,329,598)	—	—
Swaptions	208,993	—	—

Total	$(7,061,557)	$(153,441)	$6,873,255

9. Securities Lending
The Master Trust has securities lending agreements with State Street relating to the assets in the Global Bond Fund, the Alternative Investments Fund and the International Stock Fund, and a securities lending agreement with BlackRock Institutional Trust Company (BlackRock) relating to the assets in the U.S. Small Cap Stock Fund. The master trust investment accounts are not restricted from lending securities to other qualified financial institutions, provided such loans are callable at any time and are at all times fully secured by cash, cash equivalents, or securities issued or guaranteed by the U.S. government or its agencies. The master trust investment accounts may bear the risk of delay in recovery of, or even of rights in, the securities loaned if the borrower of the securities fails financially. Consequently, loans of securities are only made to firms deemed to be creditworthy. The master trust investment accounts are also subject to investment risk in connection with investment of the collateral. The master trust investment accounts receive compensation for lending their securities, either in the form of fees or by retaining a portion of the return on the investment of any cash received as collateral.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
9. Securities Lending (continued)
Cash collateral is recorded as an asset with a corresponding liability on the statements of net assets available for benefits of the applicable master trust investment account. For lending agreements collateralized by securities, the collateral is not recorded as an asset or a liability, unless the collateral is repledged. All collateral received will be in an amount equal to at least 102% of the fair value of the U.S. loaned securities and 105% of the fair value of foreign loaned securities. It is intended that the collateral will be maintained at that level during the period of the loan. The fair value of the loaned securities is determined at the close of business, and any additional required collateral is delivered the next business day. The master trust investment accounts do not have the right to sell or repledge securities pledged as collateral. During the loan period, the funds continue to retain rights of ownership, including dividends and interest of the loaned securities.
The following is a summary of the collateral held and the fair value of securities on loan for the master trust investment accounts as of December 31, 2010:

		Securities		Fair Value of
	Cash	Held as	Total	Loaned
	Collateral	Collateral	Collateral	Securities

Global Bond Fund	$209,643,606	$11,888,589	$221,532,195	$217,111,467
U.S. Small Cap Stock Fund	193,570,000	—	193,570,000	189,339,040
International Stock Fund	56,860,061	150,100	57,010,161	55,576,286

Total	$460,073,667	$12,038,689	$472,112,356	$462,026,793

The following is a summary of the collateral held and the fair value of securities on loan for the master trust investment accounts as of December 31, 2009:

		Securities		Fair Value of
	Cash	Held as	Total	Loaned
	Collateral	Collateral	Collateral	Securities

Global Bond Fund	$87,009,370	$—	$87,009,370	$94,917,527
U.S. Small Cap Stock Fund	191,412,909	—	191,412,909	187,525,298
Alternative Investments Fund	26,528,160	—	26,528,160	25,998,446

Total	$304,950,439	$—	$304,950,439	$308,441,271

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
9. Securities Lending (continued)
A gain was generated from securities lending arrangements totaling $2,889,876 for the year ended December 31, 2010. The $2,889,876 gain was comprised of $612,881 of securities lending income and a $2,276,995 gain recorded to the Global Bond Fund. The gain was a result of the change in the value of its securities lending program’s collateral pool. The loss decreased to $7,705,684 at December 31, 2010, from $9,982,679 at December 31, 2009. The 2010 loss represents the difference between the value of the investments of securities lending collateral held by the Global Bond Fund of $209,643,606 and the value of the related payable for securities lending collateral of $217,349,290 at December 31, 2010. The 2009 loss represents the difference between the value of the investments of securities lending collateral held by the Global Bond Fund of $87,009,370 and the value of the related payable for securities lending collateral of $96,992,049 at December 31, 2009. The gain was included in the net realized and unrealized appreciation/(depreciation) in fair value of investments in the summary of net investment income in the asset class master trust investment accounts as disclosed in Note 3: Master Trust Investment Accounts.
On April 7, 2009, Mellon terminated the collective securities lending collateral pool and the Global Bond Fund received its pro rata interest in the collateral pool to be held as a separate account within the Master Trust. Subsequently, the IPC was given discretionary authority over the investment policy for the separate account, and the IPC revised the investment policy to conform to the U.S. Securities and Exchange Commission guidelines for money market funds. Effective January 1, 2010, State Street became the investment manager for the securities lending collateral pool for the Global Bond Fund, the Alternative Investments Fund and the International Stock Fund.
10. Concentration of Credit Risk
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across multiple participant-directed fund elections. With the exception of the Intel Stock Fund, the investments within each participant-directed fund election are further diversified into varied financial instruments. The Intel Stock Fund invests in a single security, the trading value of which is used to determine the entire fair value of the investment. The Plan’s exposure to credit risk on the wrap contracts is limited to the fair value of the contracts with each counterparty. Collateral has been obtained and secured against investments whenever deemed necessary. The Plan has exposure to currency exchange rate risk on non-U.S. dollar denominated investments in debt and equity instruments which are generally managed through offsetting derivative instruments to reduce foreign currency exposure.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
11. Income Tax Status
The Plan received a determination letter from the IRS dated February 7, 2006, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. A new application for a favorable determination letter was timely filed; however, a final letter has not yet been issued by the IRS. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
12. Plan Termination
The company has the right under the Plan to amend and terminate the Plan at any time for any reason. In the event of a plan termination, participants will remain 100% vested in their accounts.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
13. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$4,923,097,050	$4,098,511,843
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	3,955,738	2,282,924

Net assets available for benefits per the Form 5500	$4,927,052,788	$4,100,794,767

The following is a reconciliation of net investment income from participation in the master trust investment accounts per the financial statements for the year ended December 31, 2010, to the Form 5500:

Net investment income from participation in master trust investment accounts per the financial statements	$94,713,441
Change in adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	1,672,814

Net investment income from master trust investment accounts per the Form 5500	$96,386,255

14. Subsequent Events
As of January 1, 2011 (the effective date), the company closed the Intel Pension Plan and the Intel Contribution Plan to employees hired on or after the effective date. Employees hired on or after the effective date will receive discretionary company contributions through the Plan.
Effective January 1, 2011, the Plan’s name changed from Intel Corporation 401(k) Savings Plan to the Intel 401(k) Savings Plan.

Supplemental Schedule

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743 Plan: 003
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
(a)	Lessor or Similar Party	Par, or Maturity Value		Value

	Mutual funds:
	AIM Basic Value	137,453	shares	$2,980,002
	Allianz CCM Capital Appreciation Fund	242,465	shares	4,158,279
	Allianz CCM Mid Cap Fund	420,214	shares	10,555,769
	American Century Equity Income Fund	2,529,556	shares	18,238,100
	American Century Real Estate Fund	2,247,983	shares	41,295,438
	American Century Small Cap Value Fund	3,122,986	shares	28,231,798
	American Century Small Company Fund	2,106,518	shares	16,557,234
	American Funds EuroPacific Growth Fund	5,630,055	shares	232,574,351
	American Funds Growth Fund of America	1,257,997	shares	38,230,523
*	Blackrock Global Small Cap Fund, Inc.	1,377,954	shares	32,230,356
*	Blackrock Global Allocation Fund	1,789,204	shares	34,889,475
	Brandywine Blue Fund, Inc.	1,307,136	shares	33,514,962
	Calvert Social Investment Bond Fund	547,667	shares	8,510,753
	Calvert Social Investment Equity Fund	174,617	shares	6,661,619
	Delaware Pooled International Equity Fund	1,555,264	shares	20,513,932
	Dodge & Cox Stock Fund	1,166,846	shares	125,739,363
	Evergreen International Bond Fund	2,365,532	shares	27,179,967
*	Fidelity Capital & Income Fund	10,243,894	shares	96,599,922
*	Fidelity Contrafund	4,531,622	shares	306,887,472
*	Fidelity Growth Company Fund	2,954,462	shares	245,649,544
*	Fidelity Low-Priced Stock Fund	7,528,964	shares	288,955,546
*	Fidelity Mid-Cap Stock Fund	1,558,693	shares	44,968,306
*	Fidelity Puritan Fund	4,148,217	shares	74,293,733
	Franklin Income Fund	7,622,167	shares	16,540,102
	GAMCO Gold AAA	3,597,003	shares	128,520,924
	GMO Emerging Countries Fund	5,953,402	shares	69,416,659
*	Goldman Sachs Mid Cap Value Fund	1,483,721	shares	53,636,497
*	Goldman Sachs Small Cap Value Fund	279,520	shares	11,572,142
	Invesco AIM Government & Agency Portfolio	180,643,014	shares	180,643,014
	Legg Mason Special Investment Trust	321,377	shares	13,439,977
	Legg Mason Value Trust, Inc.	257,758	shares	11,740,872
	Longleaf Partners Fund	576,011	shares	16,278,067
	Loomis Sayles Bond	3,418,622	shares	48,783,728
	Merger Fund	332,789	shares	5,251,417
	Morgan Stanley Institutional Fund International Small Cap	1,254,981	shares	17,319,141
	Morgan Stanley Institutional Fund Trust Value Portfolio	515,268	shares	7,966,041
	Pennsylvania Mutual Fund	2,787,776	shares	32,477,593

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743 Plan: 003
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2010

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
(a)	Lessor or Similar Party	Par, or Maturity Value		Value

	Mutual funds (continued):
*	PIMCO Emerging Markets Bond Fund	3,354,310	shares	$37,232,859
*	PIMCO High Yield Fund	2,103,839	shares	19,565,697
*	PIMCO Long-Term U.S. Government Fund	2,975,577	shares	31,362,581
*	PIMCO Total Return Fund	14,016,557	shares	152,079,395
	T Rowe Price Growth Stock Fund	658,208	shares	21,161,394
	TCW Galileo Value Opportunities Fund	203,946	shares	3,768,930
	Templeton Growth Fund	743,130	shares	13,212,840
	Vanguard Convertible Securities Fund	816,389	shares	10,955,931
	Vanguard Growth Index Fund	3,143,563	shares	99,336,592
	Vanguard Inflation-Protected Securities Fund	3,481,073	shares	36,203,162
	Vanguard Institutional Index Fund	2,188,904	shares	251,745,852
	Vanguard International Value Fund	2,481,188	shares	79,795,002
	Vanguard Long-Term Bond Index Fund	1,515,536	shares	18,247,051
	Vanguard Mid-Cap Index Fund	2,760,597	shares	56,205,747
	Vanguard Small-Cap Growth Index Fund	1,901,420	shares	41,755,197
	Vanguard Small-Cap Value Index Fund	1,279,340	shares	20,520,617
	Vanguard Strategic Equity Fund	807,035	shares	14,784,876
	Vanguard Windsor Fund	194,271	shares	8,856,789
	Vanguard Intermediate-Term Treasury Fund	4,371,691	shares	49,531,255

	Total mutual funds			3,319,324,385
	Common collective trust funds:
*	BlackRock Russell 1000 Value Fund	3,040,331	units	46,304,388
	Lazard Emerging Markets Institutional Fund	4,948,428	units	85,211,942
*	State Street Bank and Trust Short Term Investment Fund	422,211	units	422,211
*	SSgA Daily Active Emerging Markets Non-Lending Series Fund	3,429,088	units	54,198,309
*	SSgA NASDAQ 100 Index Non-Lending Series Fund	2,722,658	units	38,076,375

	Total common collective trust funds			224,213,225
	Common stock:
*	Intel Corporation	16,934,272	shares	356,128,064
*	Participant loans	Interest at 4.25% — 10.6%, maturing through 2029		67,013,527

	Total investments			$3,966,679,201

Column (d) for Cost has been omitted as investments are participant-directed
*       Indicates a party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEL CORPORATION 401(k) SAVINGS PLAN (Name of Plan)
Date: June 16, 2011	By:	/s/ Stacy J. Smith
Stacy J. Smith
Senior Vice President, Chief Financial Officer and Principal Accounting Officer